Free Writing Prospectus (To the Prospectus dated September 14, 2021, the Prospectus Supplement dated September 14, 2021, and the Product Prospectus Supplement dated September 14, 2021)	Filed Pursuant to Rule 433 Registration No. 333-259205 May 31, 2023
Royal Bank of Canada	Fixed Coupon Notes Due June 18, 2024 Linked to the iShares® 20+ Year Treasury Bond ETF Senior Global Medium-Term Notes, Series I
•            The Notes are designed for investors who (i) are willing to forgo participation in any appreciation in the price of the shares of the iShares® 20+ Year Treasury Bond ETF (the “Reference Asset”), and instead wish to receive a fixed interest payment (as defined below) on the interest payment date (which is also the Maturity Date) regardless of the performance of the Reference Asset, (ii) are willing to accept the risk of losing some or all of their principal amount and potentially receiving shares of the Reference Asset on the Maturity Date, and (iii) are willing to forgo dividend payments on the Reference Asset.
•            If the closing price of the Reference Asset on the Valuation Date (the “Final Price”) is greater than or equal to the Initial Price, then investors will receive on the Maturity Date the principal amount.  However, if the Final Price is less than the Initial Price, then investors will receive on the Maturity Date a number of shares of the Reference Asset per $10,000 in principal amount of the Notes that is equal to the Physical Delivery Amount (with cash in lieu of any fractional share), the value of which, based on the Final Price, is expected to be worth less than the principal amount. As a result, investors may lose their entire principal amount of the Notes. In each case, investors will also receive the interest payment due on the maturity date.
•            The Notes are senior unsecured obligations of Royal Bank of Canada maturing June 18, 2024.(a)(b)
•            Minimum denominations of $10,000 and integral multiples of $10,000 in excess thereof.
•            The Notes are expected to price on or about June 1, 2023(b) (the “Trade Date”), and we expect to issue the Notes on or about June 6, 2023(b) (the “issue date”).
Key Terms	Terms used in this free writing prospectus, but not defined herein, will have the meanings ascribed to them in the product prospectus supplement.
Issuer:	Royal Bank of Canada
Reference Asset:	iShares® 20+ Year Treasury Bond ETF (Bloomberg symbol: “TLT”)
Interest Payment:
An interest payment will be paid to you on the interest payment date (which is also the Maturity Date) regardless of the performance of the Reference Asset. The payment of interest on the Notes will be made to the holder entitled to the payment at maturity.
The interest payment will be equal to 10.25% of the principal amount, or $1,025 per $10,000 in principal amount.

No Call:	The Notes are not callable at our option prior to maturity.
Payment at Maturity:
On the maturity date, in addition to the interest payment, for each $10,000 in principal amount of the Notes:
•        if the Final Price is greater than or equal to the Initial Price, we will pay a cash payment equal to:
the principal amount of $10,000
•        if the Final Price is less than the Initial Price, we will deliver a number of shares of the Reference Asset equal to:
the Physical Delivery Amount.
Investors could lose some or all of their principal amount, and receive shares of the Reference Asset with little or no value, if the Final Price is less than the Initial Price.

Physical Delivery Amount:
For each $10,000 in principal amount, 99.72, which is the number of shares of the Reference Asset equal to the principal amount divided by the Initial Price, rounded to two decimal places, subject to adjustment as described in the product prospectus supplement. We will pay cash in lieu of fractional shares.
If, due to an event beyond our control, we determine it is impossible, impracticable (including unduly burdensome) or illegal for us to deliver shares of the Reference Asset to you at maturity, we will pay the Cash Delivery Amount in lieu of delivering shares.

Cash Delivery Amount:	The product of the Physical Delivery Amount multiplied by the Final Price.
Initial Price:	$100.28, which was the closing price of the Reference Asset on May 25, 2023.
Final Price:	The closing price of one share of the Reference Asset on the Valuation Date.
Valuation Date:	June 13, 2024(a)(b)
Maturity Date:	June 18, 2024(a)(b)
Monitoring Period:	The Valuation Date. The price of the Reference Asset between the Trade Date and the Valuation Date will not impact the payment at maturity.
CUSIP/ISIN:	78015QEX5/US78015QEX51
Calculation Agent:	RBC Capital Markets, LLC (“RBCCM”)
Estimated Value:
The initial estimated value of the Notes as of the Trade Date is expected to be between $9,365.00 and $9,865.00 per $10,000 in principal amount, and will be less than the price to public. The final pricing supplement relating to the Notes will set forth our estimate of the initial value of the Notes as of the Trade Date. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount.

(a) Subject to postponement if a market disruption event occurs, as described under “General Terms of the Notes—Payment at Maturity” and “—Market Disruption Events” in the product prospectus supplement.
(b) Expected. If we make any change to the expected Trade Date and issue date, the Valuation Date and the maturity date will be changed so that the stated term of the Notes remains the same.
Investing in the Notes involves a number of risks. See “Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus, and “Risk Factors” beginning on page PS-4 of the product prospectus supplement, page S-2 of the prospectus supplement and page 1 of the prospectus.
The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality. The Notes are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.
	Price to Public[1]	Underwriting Commission[2]	Proceeds to Royal Bank of Canada
Per Note	$10,000.00	$100.00	$9,900.00
Total	$	$	$
1 Certain fiduciary accounts purchasing the Notes will pay a purchase price of $9,900.00 per Note, and the placement agents will forgo any fees with respect to sales made to those accounts. The price to the public for all other purchases of the Notes is 100%.
2 JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and their affiliates will act as placement agents for the Notes and will receive a fee from the Issuer that will not exceed $100.00 per $10,000 in principal amount of the Notes, but will forgo any fees for sales to certain fiduciary accounts.

RBC Capital Markets, LLC	JPMorgan Chase Bank, N.A.	J.P. Morgan Securities LLC
Placement Agents

Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this free writing prospectus relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-877-688-2301.
You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes, in which case we may reject your offer to purchase.
ADDITIONAL TERMS OF THE NOTES
You should read this free writing prospectus together with the prospectus dated September 14, 2021, as supplemented by the prospectus supplement dated September 14, 2021 and the product prospectus supplement dated September 14, 2021, relating to our Senior Global Medium-Term Notes, Series I, of which these Notes are a part. Capitalized terms used but not defined in this free writing prospectus will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this free writing prospectus will control. You should read this free writing prospectus carefully.
This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated September 14, 2021 and “Risk Factors” in the product prospectus supplement dated September 14, 2021, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000121465921009470/rbc911212424b3.htm

Prospectus Supplement dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000121465921009472/rbcsupp911210424b3.htm

Product Prospectus Supplement FI-BARR-1 dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000114036121031253/brhc10028906_424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this free writing prospectus, “Royal Bank,” “we,” “us,” or “our” refers to Royal Bank of Canada.

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Hypothetical Returns
The following table shows the hypothetical return profile for the Notes and is included for illustration purposes only; amounts below may have been rounded for ease of analysis. The hypothetical Initial Price, Final Price and price return on the Reference Asset used to illustrate the Payment at Maturity are not the actual Initial Price or the expected Final Price, or the price of the Reference Asset on any trading day prior to the Maturity Date. All examples assume an Initial Price of $100.00, a Physical Delivery Amount of 100.00, the Interest Payment of $1,025.00 per $10,000 in principal amount of the Notes payable on the interest payment date (which is also the Maturity Date), that a holder purchased Notes with a principal amount of $10,000, and that no Market Disruption Event occurs on the Valuation Date. The actual terms of the Notes, including the Initial Price and the Physical Delivery Amount, are set forth on the cover page of this document.
The hypothetical returns set forth below are for illustrative purposes only and may not be the actual returns applicable to a purchaser of the Notes. Further, with respect to any delivery of the Physical Delivery Amount, the hypothetical returns set forth below are based only on the hypothetical Final Price and do not account for any changes in the price of the Reference Asset after the Valuation Date. The numbers appearing in the following table may have been rounded for ease of analysis.
Hypothetical Final Price of the Reference Asset		Interest Payment	The Hypothetical Final Price of the Reference Asset is Greater Than or Equal to the Initial Price		The Hypothetical Final Price of the Reference Asset is Less Than the Initial Price
Hypothetical Final Price	Hypothetical Price Return on the Reference Asset as of Valuation Date	Total Interest Payment Paid on the Notes	Payment at Maturity + Interest Payment	Total Return on the Notes	Payment at Maturity + Interest Payment	Total Return on the Notes
$140.00	40.00%	$1,025.00	$11,025.00	10.25%	n/a	n/a
$130.00	30.00%	$1,025.00	$11,025.00	10.25%	n/a	n/a
$120.00	20.00%	$1,025.00	$11,025.00	10.25%	n/a	n/a
$110.00	10.00%	$1,025.00	$11,025.00	10.25%	n/a	n/a
$100.00	0.00%	$1,025.00	$11,025.00	10.25%	n/a	n/a
$99.00	-1.00%	$1,025.00	n/a	n/a	$10,925.00*	9.25%
$90.00	-10.00%	$1,025.00	n/a	n/a	$10,025.00*	0.25%
$80.00	-20.00%	$1,025.00	n/a	n/a	$9,025.00*	-9.75%
$70.00	-30.00%	$1,025.00	n/a	n/a	$8,025.00*	-19.75%
$60.00	-40.00%	$1,025.00	n/a	n/a	$7,025.00*	-29.75%
$50.00	-50.00%	$1,025.00	n/a	n/a	$6,025.00*	-39.75%
$40.00	-60.00%	$1,025.00	n/a	n/a	$5,025.00*	-49.75%
$30.00	-70.00%	$1,025.00	n/a	n/a	$4,025.00*	-59.75%
$20.00	-80.00%	$1,025.00	n/a	n/a	$3,025.00*	-69.75%
$10.00	-90.00%	$1,025.00	n/a	n/a	$2,025.00*	-79.75%
$0.00	-100.00%	$1,025.00	n/a	n/a	$1,025.00*	-89.75%
*
Represents the cash value of the Physical Delivery Amount on the Valuation Date plus the interest payment paid on the interest payment date (which is also the Maturity Date). Because the Notes are physically settled, the actual value received and the total return on the Notes as of the Maturity Date will depend on the price of the Reference Asset on the Maturity Date.

If the Final Price is less than the Initial Price, investors will receive a number of shares of the Reference Asset per Note equal to the Physical Delivery Amount (with cash in lieu of any fractional share), the value of which, based on the Final Price, will be worth less than the principal amount, and may even be worthless. Specifically, based on the Final Price, investors will lose 1% of the principal amount of the Notes for each 1% that the Final Price is less than the Initial Price. All amounts used in or resulting from any calculation relating to the payment at maturity will be rounded upward or downward as appropriate, to the nearest cent.

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Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payments will be calculated.
Example 1: The closing price of the Reference Asset increases from the Initial Price of $100.00 to $120.00 on the Valuation Date.
Because the closing price of the Reference Asset on the Valuation Date is greater than the Initial Price, the investor receives, for each $10,000 in principal amount of the Notes, the principal amount plus the interest payment, for a total payment of $11,025, representing a return of 10.25%.
In this case, the return on the Notes would be less than the percentage increase in the price of the Reference Asset.
Example 2: The closing price of the Reference Asset decreases from the Initial Price of $100.00 to $70.00 on the Valuation Date.
Because the closing price of the Reference Asset on the Valuation Date is less than the Initial Price, the investor receives, for each $10,000 in principal amount of the Notes, the Physical Delivery Amount of 100 shares of the Reference Asset, plus the interest payment.  These shares would have a hypothetical value of $7,000 on the Valuation Date.  As of the Valuation Date, the value of the cash and shares received by the investor would be:
$7,000 + $1,025 = $8,025
In this case, the investor would incur a 19.75% loss from the principal amount.

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Selected Purchase Considerations
•
Limited Return Potential — The return potential of the Notes is limited to the interest payment you will receive on the interest payment date (which is also the Maturity Date). You will not participate in any appreciation in the price of the Reference Asset.

•
Contingent Repayment of Principal, with Potential for Full Downside Exposure – If the Final Price is greater than or equal to the Initial Price, in addition to the interest payment otherwise due on the Maturity Date, you will receive a cash payment per Note equal to the principal amount. If, however, the Final Price is less than the Initial Price, you will receive at maturity a number of shares of the Reference Asset equal to the Physical Delivery Amount (with cash in lieu of any fractional share), the value of which, based on the Final Price, will be worth less than the principal amount. As a result, you may lose your entire principal amount of the Notes.

Selected Risk Considerations
An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset. These risks are explained in more detail in the section “Risk Factors” in the product prospectus supplement. In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
Risks Relating to the Terms and Structure of the Notes
•
You May Lose All or a Portion of the Principal Amount at Maturity — The Notes do not guarantee the return of the principal amount and investors may lose up to their entire investment in the Notes. Specifically, if the Final Price is less than the Initial Price, investors will receive a number of shares of the Reference Asset per $10,000 in principal amount of the Notes equal to the Physical Delivery Amount (with cash in lieu of any fractional share), the value of which is expected to be less than the principal amount, and which may even be worthless. The value of the Physical Delivery Amount received on the Maturity Date may be less than the payment that you would have received had we instead paid an amount in cash, as a result of any decrease in the price of the Reference Asset during the period between the Valuation Date and the Maturity Date. If you receive the Physical Delivery Amount, then as of the Valuation Date, the percentage decline in the value of the Physical Delivery Amount will be equal to the percentage decrease from the Initial Price to the Final Price.

•
The Potential Positive Return on the Notes Is Limited to the Interest Payment Paid on the Notes, Regardless of Any Appreciation in the Price of the Reference Asset — The potential positive return on the Notes is fixed and limited to the interest payment paid; any positive return on the Notes will consist solely of the interest payment paid on the interest payment date (which is also the Maturity Date). Therefore, if the appreciation of the Reference Asset exceeds the interest payment actually paid on the Notes, the return on the Notes will be less than the return on a direct investment in the Reference Asset or the bonds and other assets comprising the Reference Asset (the “Reference Asset Constituents”) or an investment in a security directly linked to the positive performance of the Reference Asset or the Reference Asset Constituents.

•
Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity — The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you had purchased one of our conventional senior interest bearing debt securities.

•
The Payment at Maturity, if Any, is Based on the Price Performance of the Reference Asset, Which Will Not Reflect Any Interest or Other Payments on the Reference Asset Constituents —While the Reference Asset generally invests in U.S. dollar-denominated fixed-income securities, the performance of the Reference Asset that is measured for purposes of the Notes will only reflect changes in the market prices of the Reference Asset Constituents and will not reflect any interest payments on those bonds or any other Reference Asset Constituents. As a result, the performance of the Reference Asset that is measured for purposes of the Notes will be less, and perhaps significantly less, than the return that would be realized by a direct investment in the Reference Asset.

•
The Payments on the Notes Are Subject to the Credit Risk of the Issuer — The Notes are our senior unsecured debt securities. As a result, all payments on the Notes are dependent upon our ability to repay our obligations at that time. This will be the case even if the price of the Reference Asset increases after the date that the Initial Price was determined. No assurance can be given as to what our financial condition will be on the Maturity Date.

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•
Owning the Notes Is Not the Same as Owning the Reference Asset — The return on your Notes may not reflect the return you would realize if you actually owned the Reference Asset. For instance, as a holder of the Notes, you will not have voting rights, rights to receive cash dividends or other distributions paid on the Reference Asset, or any other rights that holders of the Reference Asset would have. Further, you will not participate in any appreciation of the Reference Asset, which could be significant.

•
The Payments on the Notes Are Subject to Postponement Due to Market Disruption Events and Other Adjustments — The Valuation Date is subject to adjustment as described in the product prospectus supplement.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event and the unavailability of the price of the Reference Asset on the Valuation Date, see “General Terms of the Notes—Payment at Maturity” and “—Consequences of Market Disruption Events” in the product prospectus supplement.

•	The Tax Treatment of the Notes Is Uncertain — Significant aspects of the tax treatment of an investment in the Notes are uncertain. You should consult your tax adviser about your tax situation.
•
You Will Be Required to Include Income on the Notes over Their Term Even Though You Will Not Receive Any Payments Until Maturity — The Notes are considered to be issued with original issue discount. You will be required to include income on the Notes over their term based upon a constant yield method, even though you will not receive any payments until maturity. You are urged to review the section entitled “U.S. Federal Tax Consequences,” and to consult your own tax advisor.

Risks Relating to the Initial Estimated Value of the Notes
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The Initial Estimated Value of the Notes Will Be Less than the Price to the Public — The initial estimated value that will be set forth in the final pricing supplement for the Notes does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the price of the Reference Asset, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•
The Initial Estimated Value of the Notes That We Will Provide in the Final Pricing Supplement Will Be an Estimate Only, Calculated as of the Trade Date — The value of the Notes at any time after the Trade Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes.

Risks Relating to the Secondary Market for the Notes
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There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes.  The Notes will not be listed on any securities exchange.  RBCCM and our other affiliates may make a market for the Notes; however, they are not required to do so.  RBCCM or any other affiliate of ours may stop any market-making activities at any time.  Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for the Notes in any secondary market could be substantial.

•
Many Economic and Market Factors Will Impact the Value of the Notes — In addition to the price of the Reference Asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Reference Asset;
•	the time to maturity of the Notes;
•	the yield on the Reference Asset Constituents;

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•	interest and yield rates in the market generally;
•	a variety of economic, financial, political, regulatory or judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
Risks Relating to the Reference Asset
•
Your Investment Is Subject to Concentration Risks — The Reference Asset invests in U.S. Treasury bonds that are all obligations of the United States. As a result, the Reference Asset is concentrated in the performance of bonds issued by a single issuer. Although your investment in the Notes will not result in the ownership or other direct interest in the U.S. Treasury bonds held by the Reference Asset, the return on your investment in the Notes will be subject to certain risks similar to those associated with direct investment in U.S. Treasury bonds. This increases the risk that any downgrade of the credit ratings of the U.S. government from its current ratings, any increase in risk that the U.S. Treasury may default on its obligations by the market (whether for credit or legislative process reasons) or any other market events that create a decrease in demand for U.S. Treasury bonds, would significantly adversely affect the Reference Asset. In addition, to the extent that any such decrease in demand is more concentrated in the particular U.S. Treasury bond maturities owned by the Reference Asset, the Reference Asset could be severely affected.

•
An Investment in the Notes Is Subject to Interest Rate Risk — During periods of very low or negative interest rates, the Reference Asset may be unable to maintain positive returns. Very low or negative interest rates may magnify this interest rate risk. Changing interest rates, including rates that fall below zero, may have unpredictable effects on markets, result in heightened market volatility and detract from the Reference Asset’s performance to the extent the Reference Asset is exposed to these interest rates. Additionally, under certain market conditions in which interest rates are low and the market prices for portfolio securities have increased, the Reference Asset may have a very low or even negative yield. A low or negative yield would cause the Reference Asset to lose money in certain conditions and over certain time periods. An increase in interest rates will generally cause the value of securities held by the Reference Asset to decline, may lead to heightened volatility in the fixed-income markets and may adversely affect the liquidity of certain fixed-income investments, including those held by the Reference Asset. Because rates on certain floating rate debt securities typically reset only periodically, changes in prevailing interest rates (and particularly sudden and significant changes) can be expected to cause some fluctuations in the Reference Asset's net asset value, to the extent that it invests in floating rate securities.

•
The Reference Asset and the Underlying Index Are Different — The performance of the Reference Asset may not exactly replicate the performance of the underlying index, because the Reference Asset will reflect transaction costs and fees that are not included in the calculation of the underlying index. It is also possible that the performance of the Reference Asset may not fully replicate or may in certain circumstances diverge significantly from the performance of the underlying index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the Reference Asset or due to other circumstances. The Reference Asset may use futures contracts, options and swap agreements not included in the underlying index that the investment advisor of the Reference Asset (the "Reference Asset advisor") believes will help the Reference Asset track the underlying index.

During periods of market volatility, the Reference Asset may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Reference Asset and the liquidity of the Reference Asset may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Reference Asset. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Reference Asset. As a result, under these circumstances, the market value of shares of the Reference Asset may vary substantially from the net asset value per share of the Reference Asset. For all of the foregoing reasons, the performance of the Reference Asset may not correlate with the performance of its underlying index as well as the net asset value per share of the Reference Asset, which could materially and adversely affect the value of the Notes in the secondary market and/or reduce your payment at maturity.
•
Adjustments to the Reference Asset Could Adversely Affect the Notes — The Reference Asset advisor is responsible for calculating and maintaining the Reference Asset. The Reference Asset advisor can buy, sell or substitute the securities owned by the Reference Asset. The Reference Asset advisor may make other methodological changes that could change the share price of the Reference Asset at any time. Any of these actions could adversely affect the amount payable at maturity and/or the market value of the Notes.

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•
The Reference Asset May Change in Unexpected Ways — The underlying index to which the Reference Asset is linked tends to have very limited public disclosure about the underlying index. The sponsor of the underlying index (the "underlying index sponsor") retains discretion to make changes to the underlying index at any time. The lack of detailed information about the underlying index and how its constituents may change in the future creates the risk that the underlying index could change in the future to perform much differently from the way it would perform if such changes were not made. If the underlying index is changed in unexpected ways, the Reference Asset would similarly change to reflect the underlying index. The performance of the Reference Asset could be adversely affected in that case, which could adversely affect your investment in the Notes.

•
We Have No Affiliation with the Underlying Index Sponsor and Will Not Be Responsible for Any Actions Taken by the Underlying Index Sponsor — The underlying index sponsor is not our affiliate and will not be involved in the offering of the Notes in any way. Consequently, we have no control over the actions of the underlying index sponsor, including any actions of the type that would require the calculation agent to adjust the payment to you at maturity. The underlying index sponsor has no obligation of any sort with respect to the Notes. Thus, the underlying index sponsor has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the Notes. None of our proceeds from the issuance of the Notes will be delivered to the underlying index sponsor.

•
We and Our Affiliates Do Not Have Any Affiliation with the Reference Asset Advisor and Are Not Responsible for its Public Disclosure of Information — We and our affiliates are not affiliated with the Reference Asset advisor in any way and have no ability to control or predict its actions, including any errors in or discontinuance of disclosure regarding its methods or policies relating to the Reference Asset. The Reference Asset advisor is not involved in the offering of the Notes in any way and has no obligation to consider your interests as an owner of the Notes in taking any actions relating to the Reference Asset that might affect the value of the Notes.  Neither we nor any of our affiliates has independently verified the adequacy or accuracy of the information about the Reference Asset advisor or the Reference Asset contained in any public disclosure of information.  You, as an investor in the Notes, should make your own investigation into the Reference Asset.

•
The Reference Asset Is Subject to Management Risks — The Reference Asset is subject to management risk, which is the risk that the Reference Asset advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the Reference Asset advisor may invest a portion of the Reference Asset's assets in securities not included in the underlying index but which the Reference Asset advisor believes will help the Reference Asset track the underlying index.

•
The Payments on the Notes Are Subject to Anti-dilution Adjustments — For certain corporate or organizational events affecting the Reference Asset, the calculation agent may make adjustments to the terms of the Notes. However, the calculation agent will not make such adjustments in response to all events that could affect the Reference Asset. If an event occurs that does not require the calculation agent to make such adjustments, the value of the Notes may be materially and adversely affected. In addition, all determinations and calculations concerning any such adjustments will be made in the sole discretion of the calculation agent, which will be binding on you absent manifest error. You should be aware that the calculation agent may make any such adjustment, determination or calculation in a manner that differs from that discussed in this free writing prospectus or the product prospectus supplement as necessary to achieve an equitable result.

Risks Relating to Conflicts of Interest
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The Business Activities of Royal Bank and Our Affiliates May Create Conflicts of Interest — We and our affiliates expect to engage in trading activities related to the Reference Asset or the securities that it holds that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the price of the Reference Asset, could be adverse to the interests of the holders of the Notes. We and one or more of our affiliates may, at present or in the future, engage in business with the issuer of the Reference Asset. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates’ obligations, and your interests as a holder of the Notes. Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Asset and/or the securities that it holds. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the

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Notes. Any of these activities may affect the price of the Reference Asset and, therefore, the market value of the Notes.
Additionally, we or our affiliates may serve as issuer, agent or underwriter for additional issuances of securities with returns linked or related to changes in the price of the Reference Asset and/or the securities that it holds. By introducing competing products into the marketplace in this manner, we could adversely affect the value of the Notes.
We may hedge our obligations under the Notes through certain affiliates, who would expect to make a profit on such hedge. We or our affiliates may adjust these hedges by, among other things, purchasing or selling those assets at any time, including around the time of the Valuation Date, which could have an impact on the return of the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss.

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Information Regarding the Reference Asset
The Reference Asset is registered under the Securities Exchange Act of 1934 (the “Exchange Act”). Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the “SEC”). Information provided to or filed with the SEC can be obtained through the SEC’s website at www.sec.gov.  In addition, information regarding the Reference Asset may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. The Reference Asset's prospectus may be found at the following link: https://www.ishares.com/us/products/239454/ishares-20-year-treasury-bond-etf.
None of the forgoing information, documents or webpages are included or incorporated by reference into this document.
The shares of the iShares® 20+ Year Treasury Bond ETF ("TLT") are issued by the iShares® Series Trust (the “trust”), a registered investment company. The TLT trades on the Nasdaq under the ticker symbol “TLT”. BlackRock Fund Advisors (“BFA”) currently serves as the investment advisor to the TLT. We obtained the following information in this section from the iShares® website and the reports referenced above, in each case, without independent verification.
Investment Objective and Strategy
The TLT seeks to achieve a return that corresponds generally to the price and yield performance, before fees and expenses, of the ICE® U.S. Treasury 20+ Year Bond Index (the “underlying index”).
In seeking to track the performance of the underlying index, the TLT employs a representative sampling strategy, which means that the TLT invests in a representative sample of securities that collectively has an investment profile similar to that of the underlying index. Unlike many investment companies, the TLT does not try to “beat” the underlying index, and does not seek temporary defensive positions when markets decline or appear overvalued. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market value and industry weightings), fundamental characteristics (such as return variability, duration, maturity, credit ratings and yield) and liquidity measures similar to those of the underlying index.
The TLT may or may not hold all of the securities in the underlying index. The TLT will invest at least 80% of its assets in the component securities of the underlying index, and the TLT will invest at least 90% of its assets in U.S. Treasury securities that BFA believes will help the TLT track the underlying index. The TLT will invest no more than 10% of its assets in futures, options and swaps contracts that BFA believes will help the TLT track the underlying index. Cash and cash equivalent investments associated with a derivative position will be treated as part of that position for the purposes of calculating the percentage of investments included in the underlying index.
The TLT may lend securities representing up to one-third of the value of the TLT’s total assets (including the value of any collateral received).
ICE® U.S. Treasury 20+ Year Bond Index
The underlying index is sponsored by ICE Data Indices, LLC (the “underlying index sponsor”). The underlying index is market capitalization weighted and is designed to measure the performance of U.S. dollar-denominated, fixed-rate U.S. Treasuries with a minimum term to maturity greater than or equal to 20 years.
Eligibility Criteria and Inclusion Rules
Qualifying securities must be U.S. Treasury issued debt, be denominated in U.S. dollars, have a minimum term to maturity of greater than 20 years at the rebalancing date, have a fixed-rate coupon, and have $300 million or more of outstanding face value excluding amounts held by the Federal Reserve’s System Open Market Account. The amount outstanding for all qualifying securities is adjusted by subtracting the amounts held by the Federal Reserve’s System Open Market Account (the “adjusted amount outstanding”). The following securities are excluded from the underlying index: issues that have been stripped from coupon-paying bonds ("zero-coupon STRIPs"), inflation-linked securities, floating-rate notes, cash management bills, Treasury bills, and any government agency debt issued with or without a government guarantee.
Index Calculation
The total market value of the underlying index at any time is the sum of the market value of each constituent plus any intra-month cash from coupon payments or principal repayments and the weight for the constituent. The market value of a constituent is based on the adjusted amount outstanding. Cash that has accrued intra-month from interest and principal payments by the underlying index earns no reinvestment return during the month. Accumulated cash (from coupon and principal payments) are removed from the underlying index at month-end and reinvested pro rata across the entire underlying index. Calculations are performed daily, using bid prices at 3 p.m. Eastern Time. If the

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last business day of the month falls on a weekend or a public holiday in the U.S. market, prices from the previous business day are used. Return calculations are computed through the end of the calendar month.
Index Maintenance
The composition of the underlying index is rebalanced at each month-end. The underlying index is not adjusted for securities that become eligible or ineligible for inclusion during the month. Any such changes are incorporated when the underlying index is rebalanced, which is published on the third business day prior to the end of the month, and made effective from the first day of the following month.
Qualifying securities issued on or before the month-end rebalancing date may qualify for inclusion. When issued Treasuries are included in the rebalancing process with a price of $100 until replaced with an evaluated price as soon as available after auction day.

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The graph below illustrates the performance of the Reference Asset from January 1, 2018 to May 25, 2023.
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
We obtained the information regarding the historical performance of the Reference Asset in the graph above from Bloomberg Financial Markets.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets.  The historical performance of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the market price of the Reference Asset on the Valuation Date. We cannot give you assurance that the performance of the Reference Asset will not result in the loss of all or part of your principal amount.

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Supplemental Plan of Distribution
JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the Notes and will receive a fee from the Issuer that will not exceed $100.00 per $10,000 in principal amount of the Notes, but will forgo any fees for sales to certain fiduciary accounts. We or one of our affiliates will also pay an expected fee to a broker-dealer that is unaffiliated with us for providing certain electronic platform services with respect to this offering.
We expect that delivery of the Notes will be made against payment for the Notes on or about June 6, 2023, which is more than two business days following the Trade Date (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes will settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement.
In addition, RBCCM or another of its affiliates or agents may use this document in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.
The value of the Notes shown on your account statement will be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately six months after the issue date of the Notes, the price shown on your account statement may initially be higher than RBCCM’s estimated value of the Notes. This is because the estimated value of the Notes will reflect the reduction of the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period is expected to be a higher amount, reflecting the amortization of RBCCM’s underwriting discount and our estimated profit from hedging the Notes. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect its estimated value.
The Notes are our debt securities, the return on which is linked to the performance of the Reference Asset. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. This relatively lower implied borrowing rate, which is reflected in the economic terms of the Notes, along with the fees and expenses associated with structured notes, typically reduces the initial estimated value of the Notes at the time the terms of the Notes are set.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Asset, and the tenor of the Notes. The economic terms of the Notes depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate, the underwriting commission and the hedging-related costs relating to the Notes reduce the economic terms of the Notes to you and result in the initial estimated value for the Notes (estimated at the time the terms of the Notes are set) being less than their public offering price. See “Selected Risk Considerations—The Initial Estimated Value of the Notes Will Be Less than the Price to the Public” above.
U.S. Federal Tax Consequences
The following disclosure supplements, and to the extent inconsistent supersedes, the discussion in the product prospectus supplement dated September 14, 2021 under “Supplemental Discussion of U.S. Federal Income Tax Consequences” (including the opinion of our special U.S. tax counsel, Ashurst LLP), which applies to the Notes.
In the opinion of our counsel, Ashurst LLP, it would be reasonable to treat your Notes as an investment unit consisting of (i) a non-contingent debt instrument issued by us to you (the “Debt Portion”) and (ii) a put option with respect to the Reference Asset written by you and purchased by us (the “Put Option”). By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Notes as an investment unit. The balance of this disclosure assumes this treatment is proper and will be respected for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of an

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investment in the Notes are uncertain and the IRS could assert that the Notes should be taxed in a manner that is different from that described in this paragraph.
The Debt Portion of your Notes should be treated as having been issued for the principal amount of the Notes (if you are an initial purchaser).  With respect to the Coupon Payment you receive, [•]% of the [•]% Coupon Payment will be treated as an interest payment, and [•]% of the [ ]% Coupon Payment will be treated as payment for the Put Option for U.S. federal income tax purposes. We intend to treat interest on the Debt Portion as not unconditionally payable at least annually and, therefore, to treat the Debt Portion of the Notes as issued with original issue discount ("OID") for U.S. federal income tax purposes. Under this characterization, you will be required to include OID as ordinary income under a constant yield method during your ownership of the Notes, regardless of your normal method of accounting. As a result, you may recognize taxable income on the Notes before the receipt of cash to which the income is attributable.  Amounts treated as payment for the Put Option would be deferred and accounted for upon the sale or maturity of the Notes, as discussed below.
If, at maturity, you receive a cash payment (excluding the Coupon Payment) of the full principal amount of your Notes, such payment would likely be treated as (i) payment in full of the principal amount of the Debt Portion (which would not result in the recognition of gain or loss if you are an initial purchaser of your Notes) and (ii) the lapse of the Put Option which would likely result in your recognition of short-term capital gain in an amount equal to the amount paid to you for the Put Option and deferred as described above.
If, at maturity, we deliver a number of shares of the Reference Asset equal to the Physical Delivery Amount, the receipt of such stock would likely be treated as (i) payment in full of the principal amount of the Debt Portion (which would likely not result in the recognition of gain or loss if you are an initial purchaser of your Notes) and (ii) the exercise by us of the Put Option and your purchase of the shares of stock you receive for an amount equal to the principal amount of your Notes. The U.S. federal income tax basis of the shares of stock you receive with respect to each Note would equal the principal amount of the Note less the amount of payments you received for the Put Option and deferred as described above. The holding period in the shares of stock you receive would begin the day after you beneficially receive such shares of stock. If you receive cash in lieu of a fractional share of stock, you will be treated as having received such fractional share and then having received cash in exchange for such fractional share. You generally will recognize short-term capital gain or loss based on the difference between the amount of cash received in lieu of the fractional share and the U.S. federal income tax basis allocated to such fractional share. The deductibility of capital losses is subject to limitations.
Upon a taxable sale of your Notes, you would be required to apportion the value of the amount you receive between the Debt Portion and Put Option on the basis of the values thereof on the date of the sale. You would recognize gain or loss with respect to the Debt Portion in an amount equal to the difference between (i) the amount apportioned to the Debt Portion and (ii) your adjusted U.S. federal income tax basis in the Debt Portion (which generally will be your  cost, increased by the amount of any OID included in income with respect to the Notes). Such gain or loss would be long-term capital gain or loss if your holding period is greater than one year. The amount of cash that you receive that is apportioned to the Put Option (together with any amount of premium received in respect thereof and deferred as described above) would be treated as short-term capital gain. If the value of the Debt Portion on the date of sale of your Notes is in excess of the amount you receive upon such sale, you would likely be treated as having made a payment (to the purchaser in the case of a sale) equal to the amount of such excess in order to extinguish your rights and obligations under the Put Option. In such a case, you would likely recognize short-term capital gain or loss in an amount equal to the difference between the premium you previously received in respect of the Put Option and the amount of the deemed payment made by you to extinguish the Put Option.  The deductibility of capital losses is subject to limitations.
Since the Reference Asset is an ETF, while the matter is not entirely clear, there exists a risk that an investment in the Notes is, in whole or in part, a “constructive ownership transaction” to which Section 1260 of the Code applies. If Section 1260 of the Code applies, all or a portion of any long-term capital gain recognized by a U.S. Holder in respect of the Notes will be recharacterized as ordinary income and certain interest charges may apply.
Under Section 871(m) of the Code, a “dividend equivalent” payment is treated as a dividend from sources within the United States. Such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the IRS has issued guidance that states that the U.S. Treasury Department and the IRS intend to amend the effective dates of the U.S. Treasury Department regulations to provide that withholding on dividend

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equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2025. Based on our determination that the Notes are not delta-one instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable withholding agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

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